245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 19, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118 Fidelity Small Company Growth Fund CIK: 0000754510 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118 (the "Trust") hereby requests the withdrawal of the following post-effective amendment nos. to its registration statement filed under the Securities Act of 1933 and amendment nos. to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The following amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on the dates shown below and were filed to add a new series to the Trust, Fidelity Small Company Growth Fund (the "Fund").

Post-Effective Amendment Number	Securities Act of 1933 Number	Date Filed	Submission Type	Accession Number
146	146	12/22/2022	485APOS	0001193125-22-310700
147	147	03/06/2023	485BXT	0000878467-23-000010
148	148	04/03/2023	485BXT	0000878467-23-000044
149	149	05/01/2023	485BXT	0000823535-23-000583
150	150	05/30/2023	485BXT	0000754510-23-000020
151	151	06/27/2023	485BXT	0000754510-23-000022
153	153	07/25/2023	485BXT	0000754510-23-000028
154	154	08/22/2023	485BXT	0000754510-23-000032

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Margaret Carey

Margaret Carey

Secretary of the Trust